COMMENTS RECEIVED ON FEBRUARY 28, 2011

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Emerging Markets Equity Central Fund
Fidelity International Equity Central Fund

AMENDMENT NO. 26

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Investment Advisers"

"FMR Co., Inc. (FMRC), an affiliate of Fidelity Management & Research Company (FMR), is the fund's manager. Other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that the sub-advisers do not manage more than 30% of a fund.

R: We confirm that "other investment advisers" do not manage 30% or more of either fund's assets.

2. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures. The Staff notes that there is no disclosure related to the procedure for redemption.

R: Consistent with Item 6(b), the disclosure indicates when the fund is open for business and that shares will be sold at the NAV next calculated after an order is received in proper form. We believe this level of detail is sufficient given that each fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate.

3. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMRC normally invests the fund's assets primarily in common stocks."

C: The Staff questions how "other investments" are counted towards the 80% test

R: The fund's 80% name test policy uses the broad term "investments" (rather than the narrower term "securities" alone) to provide flexibility so that in appropriate circumstances the fund could include in its 80% basket other investments with "economic characteristics similar to the securities included in that basket." (See Name Test Rule Adopting Release Footnote 13). As disclosed later in the "Investment Details" section, FMRC considers a number of factors to determine whether an investment is tied economically to a particular country or region (in this case, emerging markets countries and regions), including the following: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

4. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMRC normally invests the fund's assets primarily in common stocks."

C: If "other investments" include derivatives, the Staff requests that we refer to the letter from Barry Miller at the SEC to the ICI regarding derivatives disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and our current disclosure is consistent with that letter.

5. All funds

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

(Example from Fidelity Emerging Markets Equity Central Fund)
"Foreign and Emerging Market Risk. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets."

C: The Staff requests that foreign and emerging markets risk be separated into two separate risks.

R: We believe the disclosure is appropriately located, as emerging markets risk is closely tied to foreign risk generally. We believe the current disclosure placement ensures these risks are read together. Accordingly, we have not modified disclosure.

6. Fidelity Emerging Markets Equity Central Fund

"Fund Management" (Part A of the Registration Statement)

"Jessamyn Larrabee is co-manager of the fund, which she has managed since November 2009. She also manages other Fidelity funds. Prior to joining Fidelity Investments in November 2007, Ms. Larrabee worked as an international research analyst for The Boston Company and as an equity research associate for Wellington Management."

C: The Staff requests we add information regarding Ms. Larrabee's work history for the past five years.

R: Ms. Larrabee's work history for the past five years is currently disclosed. However, to clarify current disclosure we will make the following edits:

"Jessamyn Larrabee is co-manager of the fund, which she has managed since November 2009. She also manages other Fidelity funds. Prior to joining Fidelity Investments in ~~November~~ 2007 as a research analyst, Ms. Larrabee was ~~worked as~~ an international research analyst for The Boston Company beginning in 2006 ~~and as an equity research associate for Wellington Management~~."

7. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Directors and Officers (Trustees and Officers)" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Directors and Officers (Trustees and Officers)" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.